

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Pat Obara
Chief Financial Officer
URANIUM ENERGY CORP
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada V6E 2Y3

> **Re: URANIUM ENERGY CORP**
> **Registration Statement on Form S-3**
> **Filed January 28, 2019**
> **File No. 333-229382**

Dear Mr. Obara:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Thomas J. Deutsch, Esq.